================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2006


                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)


                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


================================================================================

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release -- February 15, 2006: Letter of Intent Signed with Strateco Resources Inc.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CAMPBELL RESOURCES INC.


                                            /s/  Lucy Brun
                                            ----------------------------------
                                            Lucy Brun
                                            Executive Vice-President and
                                            Chief Administrative Officer


DATE: February 16, 2006

                                  EXHIBIT INDEX


99.1 Press Release -- February 15, 2006: Letter of Intent Signed with Strateco Resources Inc.